November 14, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Universal Biosensors, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Universal Biosensors, Inc. dated November 14, 2025.  We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers

Melbourne, Australia

Attachment